Exhibit 99.3

For Immediate Release	October 23, 2008

CHALLENGER ANNOUNCES RESIGNATION OF DIRECTOR

CALGARY, ALBERTA, CANADA – (Marketwire – October 23, 2008) - Challenger Energy Corp. (“Challenger”) (TSXV:CHQ, AMEX:CHQ) announces that one of its directors, Mr. Greg Noval, has resigned from the board of directors for personal reasons.  Challenger wishes to acknowledge the contributions Mr. Noval has brought to Challenger.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore the Republic of Trinidad and Tobago. See www.challenger-energy.com for information on Challenger.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For Further Information, please Contact:

Challenger Energy Corp.

Suite 200, 744 – 4th Avenue S.W.

Calgary, Alberta, Canada  T2P 3T4

Attention:  Dan MacDonald

Phone: (403) 503-8815

Fax:  (403) 503-8811

www.challenger-energy.com